Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: June 15, 2018

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

C O R P O R A T E   P A R T I C I P A  N T S

Akhil Johri United Technologies Corporation - Executive VP & CFO

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Myles Walton

Steven Eric Winoker UBS Investment Bank, Research Division - MD & Industrials Analyst

P R E S E N T A T I O N

Steven Eric Winoker - UBS Investment Bank, Research Division - MD & Industrials Analyst

Good morning. I’m Steve Winoker, UBS’ multi-industrial and electrical equipment analyst and Myles Walton, to my right, and I, are delighted to welcome Akhil Johri, CFO of UTC since 2015. And other than a brief stint at Pall Corporation, I think you’ve been with UTC for more than 29 years, right, across Pratt, Aero, Fire & Security, Asia Pac and Carrier, where I had the privilege to work with Akhil and see his magic in action on the other side. Just as a reminder for everybody, UTC is a leading provider, obviously, of high-tech products in building systems and aero. 2017 sales is roughly, call it, $60 billion, 14% to 15% EBIT ROS margins, market capital of about $100 billion. So we’re going to hit on the segments today. I’ll leave it there, hand it off to Akhil and then we’ll go to — Myles and I will go to Q&A.

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Right. Thanks, Steve. So just for some of you who may not know UTC, I’ll just do a quick introducing of the company and what’s going on in each of the segments, and then we’ll do the questions. Hopefully, some of the questions I get to answer as I go through some of these slides.

So just the first statement, obviously, I’m not going to read this, but you know the usual cautionary statement. All our forward-looking statements have uncertainties associated with it, as you would imagine, as is everybody else’s. And if you want to look at the risk factors, you can go to SEC filings on utc.com that includes Rockwell Collins that I’m going to talk a little about as well.

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

UTAS. Probably the business which we talked about the least, from its own perspective, doing extremely well seeing the benefits of commercial aftermarket growth that has been coming through this year. But longer term, more importantly, the big thing there is Rockwell Collins acquisition that we announced September last year. We are on track to the regulatory approvals. We expect that to happen in Q3. Nothing has changed with regard to that. Hopefully, in the next month or 2, we’ll be able to announce the closure and then we’ll be off to races because there is a lot of excitement about being able to capture the synergies. But more importantly, on the technology side, to have the engineering teams work together.

There are 20,000 engineers between UTAS and Rockwell Collins who are, as a group, more excited about this combination then either Greg Hayes is or Kelly is or Dave Gitlin is. They are just chomping at the bit to get together once we close. So I think it’s one of the most exciting things. And you can see both UTAS and Collins have actually won a lot of content on the new platforms. So they’ve doubled the content on the platforms compared to platforms that are retiring, the content is more than doubled both for UTAS and Collins, so really, really strong long-term future.

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

Steven Eric Winoker - UBS Investment Bank, Research Division - MD & Industrials Analyst

Well, also, on the tax side, by the way, does the new tax law, in your initial thinking, make that little bit easier?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

It does. Definitely, tax reform has helped us in many ways. And one of the big things, I think, the benefit of the tax reform has really been on the Collins acquisition because if you think about that, we are going to be borrowing a significant amount of money for that. Tax reform has made it easier for us to bring back our overseas cash, so we have — we will be repatriating almost $3.5 billion, $2.5 billion more than what we were thinking before. So that reduces the amount of debt that we need to borrow for Collins. The fact that we will be able to also bring back that cash on a consistent basis more than we were thinking before means we could probably do shorter tenure bond offering, which reduces the interest costs as well. Now the other side is that the interest rates have gone up but fortunately, the combination of those 2 things still keeps us within the box of what our business case was on the interest side. So net-net, it’s positive a little bit, slightly but that’s a good thing about the tax reform. The other thing, obviously, is that the rate, tax rate on Collins, which has a higher percentage of its profits in the U.S. also benefit a little bit more than what we had in the business case, so that will be good news as well. So we still feel very good about being able to say with confidence that Collins will be accretive in 2019. And when we say accretive, we don’t exclude everything in our numbers. We actually have the intangibles amortization in that number. The only things which will be excluded would be the usual cost of restructuring that we adjust out of our numbers or any step-up amortization, which is onetime type of thing.

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

Myles Walton

So you brought up Collins, so walk us through your current thinking on the accretion, which you never specifically talked in-depth about in terms of specifics, other than it’s accretive in 2019 as it relates to the fully baked GAAP accretion number. But there’s some changes in accounting that will also play in between what Collins is currently reporting, what you’ll report, whether that’s preproduction inventory, amortization, which no longer you’d have to do, I don’t think, in 2020 and beyond, so walk us through some of those.

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Yes, so normal purchase accounting rules apply irrespective of the new revenue standard. So some of the preproduction costs which are there will probably get wiped out in the - as we absorb the Collins business into ours, that’s just normal accounting. We, again, I won’t give a specific number today, but I do promise you that when we close, we will give a number or a range for 2019, right. We need to, at least, make sure we can get the work on intangibles amortization, which is a big part of the math here. It’s being done right now, so we’ve got an accounting firm working with Collins. We don’t get to see that data yet because of the gun jumping rules and each business are operating independently, but the work is being done. In a few weeks’ time, I’d probably be able to see the results of that and then compare that against the high-level number that we had in our S-4, which was the basis of the equation math we have today and hopefully, that number is same or a little better. So once we have that data, then I’ll be able to give you a little bit more specificity on a range of what that accretion could look like in 2019.

Myles Walton

And then with respect to your $500 million of synergies, and I think it was $400 million if you net it against what Collins has not yet achieved with B/E, and that’s after your cost savings pass to the airlines. It wasn’t clear if that’s net of whatever cost savings you’re passing to your OEM customers as well through the course of all your conclusionary discussions?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Yes. It is net of the concessions to the customers, right. And you’ve got it exactly right, it was $400 million incremental and then $100 million from the B/E acquisition that Collins had already done. The good news, Myles, at this point, is that the work - we can do work on the synergies. We can’t get to know each other’s numbers, but we have hired a clean team which is working independently with the 2 organizations and is developing a very concrete, tangible list of synergy ideas. So to give you an example, it’s looking at the price that Collins is paying for a particular commodity. UTC is paying maybe a lower price for that commodity or vice versa. And in that case, you just take the simple math of saying, the entire volume moves to the person with the lower cost, plus you get additional volume discount now and you can negotiate something, so that detailed work has been developed by a clean team. We cannot see each other’s data, but that team is validating and developing a list so that on day 1, we know

JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

what actions to take, right. And that will give us a head start. We did the same approach with Goodrich that worked out very well. And at this point, I’ll tell you that the idea, the bucket list of ideas, seems to more than support the $500 million. It – hopefully, it’s a little higher than what we have committed to you guys. Today, at least, based on the data we are seeing, it feels that way. But obviously, we’ll have to see when the rubber meets the road.

Myles Walton

And one of their biggest costs was really research and development and innovation - investing in innovation, and I would imagine that is one of the buckets that you’d get to. Obviously, you don’t want to starve or take away what it could be, but...

Akhil Johri - United Technologies Corporation - Executive VP & CFO

No, I think it’s the other way. I would say that a large part of that E&D bucket is going to continue to be robust because if you look at what’s happening in the environment, where the airframers are trying to get more into the territory, into what Tier 1 suppliers have particularly been doing, the defense against that is continued innovation and technology because if we stop innovating, if we become commoditized, then there is no reason - or no reason for our existence or no reason for us to command the kind of aftermarket that we get. So our defense against that is continued innovation. So I would not think of E&D as the major area or source. There may be some overhead type of synergy opportunity but in reality, what I would expect to see, and I’m the finance guy, right, I mean I should be thinking the other way, but I feel there is an opportunity to continue to get more revenue synergies as a result of technology advantage that the 2 companies will have together. And the combination of power generation, power distribution, sensors, all the hardware that UTAS has on the plane, with the software capabilities, the avionics, the data communications network of the Collins team, that will give us significant opportunity not just for the next-generation aircraft, which is what we were thinking when we put the business together, but near-term, preventive maintenance opportunities where we can go directly to the airlines and offer them, for a small fee, some commitments on reducing their cancellation and delays, right. If we do that, that’s a huge benefit, which is actually going to be good news. So I think that will more than pay for it.

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

Unidentified Analyst

It looks like the Collins acquisition is a big part of your planning and guidance in the future. Is the risk with all the trade wars going on, Europe, China, that the deal doesn’t close, maybe kind of give us an update on what’s going on with the approvals?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Yes. Look, that’s something you always have to think about or worry about. But that this point, at least the discussions that have been happening with the Chinese authorities are all consistent with the way we would expect those to go. No indication of any kind - now, hopefully, nothing escalates to change that, but certainly the discussions, at this point, have all been consistent with the way the discussions have been with the EU and with the Department of Justice here. Where - it’s all about looking at any small overlap that we have and asking us to divest some of those businesses, very, very small compared to even what to put in the S-4. So I think everything is moving along in our conversations. We also have good relationships in China, as you know with COMAC and AVIC, and we supply to the Chinese airlines, so it’s not like we don’t know how business is done in China. We just - hopefully, nothing escalates, but at this point, nothing to say otherwise.

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JUNE 14, 2018 / 2:15PM, UTX - United Technologies Corp at UBS Industrials and Transportation Conference

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the proposed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.